Exhibit 99.1

June 9, 2011

Alberta Securities Commission
Autorité des marché financiers
British Columbia Securities Commission
Manitoba Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Nunavut
Saskatchewan Securities Commission
Superintendent of Securities, Newfoundland and Labrador
Superintendent of Securities, Northwest Territories
Superintendent of Securities, Prince Edward Island
Superintendent of Securities, Yukon
Toronto Stock Exchange

Re:	Harry Winston Diamond Corporation (the “Company”)
Report of Voting Results

In accordance with Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, the Company hereby advises of the results of the voting on the matters submitted to the annual meeting (the “Meeting”) of shareholders of the Company (the “Shareholders”) held on Thursday, June 9, 2011. At the Meeting, the Shareholders were asked to consider certain annual meeting matters outlined in the Notice of Annual Meeting and Management Proxy Circular dated April 18, 2011 (the “Proxy Circular”). The matters voted upon at the Meeting and the results of the voting were as follows:

1.	Election of Directors

CIBC Mellon Trust Company (“CIBC”) provided the Company with the Final Proxy Tabulation Report representing proxies received by CIBC in accordance with the Proxy Circular on the close of Business on June 7, 2011. The Final Proxy Tabulation Report showed that 79.18% of the issued and outstanding shares of the Company were voted on the election of directors, the results of which are as follows:

Nominee	Votes For	% of Votes For	Votes Withheld	% of Votes Withheld
Matthew W. Barrett	65,188,836	97.41	1,733,945	2.59
Micheline Bouchard	65,262,225	97.52	1,660,556	2.48
David Carey	65,258,445	97.51	1,664,336	2.49
Robert A. Gannicott	66,354,467	99.15	568,314	0.85
Noel Harwerth	65,258,326	97.51	1,664,455	2.49
Daniel Jarvis	65,226,850	97.47	1,695,931	2.53
Jean-Marc Loubier	65,279,299	97.54	1,643,482	2.46
Laurent E. Mommeja	65,163,521	97.37	1,759,260	2.63
J. Roger B. Phillimore	66,760,599	99.76	162,182	0.24

As a result of the foregoing, a vote by way of a show of hands was held at the Meeting, and each of the above-noted nine nominee directors were elected directors of the Company to hold office until the next annual meeting of shareholders or until their successors are elected or appointed.

2.	Appointment of Auditors

By a resolution passed by a vote of the Shareholders held by way of a show of hands, KPMG, LLP, Chartered Accountants, were reappointed as the auditors of the Company to hold office until the next annual meeting of Shareholders at such remuneration as may be fixed by the directors and the directors of the Company were authorized to fix their remuneration.

HARRY WINSTON DIAMOND CORPORATION

Lyle R. Hepburn, Corporate Secretary